[redacted]

08027582

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44863

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIMCO Securities Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7170 W. Donges Bay Rd.
(No. and Street)

Mequon	WI	53092
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Henry 262-292-0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clifton Gunderson LLP
(Name – *if individual, state last, first, middle name*)

10001 Innovation Dr. Suite 201	Milwaukee	WI	53226 53
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JD 3/13/08

OATH OR AFFIRMATION

I, Mark Henry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIMCO Securities Group, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEAN L SOMMERS NOTARY PUBLIC STATE OF WISCONSIN

Signature

Financial Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

Board of Directors
FIMCO Securities Group, Inc.
Mequon, Wisconsin

We have audited the accompanying statements of financial condition of FIMCO Securities Group, Inc. as of December 31, 2007 and 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FIMCO Securities Group, Inc. as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Milwaukee, Wisconsin
February 18, 2008

FIMCO SECURITIES GROUP, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2007 and 2006

ASSETS

	2007	2006
ASSETS		
Cash and cash equivalents	$ 53,034	$ 50,583
Receivable from related parties	46,523	46,523
Advance to stockholder	501,500	501,500
Prepaid expenses and other assets	57,377	59,771
TOTAL ASSETS	$ 658,434	$ 658,377

LIABILITIES AND STOCKHOLDER'S EQUITY

	2007	2006
CURRENT LIABILITIES		
Accounts payable	$ 8,000	$ 8,000
STOCKHOLDER'S EQUITY	650,434	650,377
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 658,434	$ 658,377

The accompanying notes are an integral part of the financial statements.

FIMCO SECURITIES GROUP, INC.
STATEMENTS OF OPERATIONS
Years Ended December 31, 2007 and 2006

	2007	2006
REVENUES		
Commission income	$ 327,898	$ 370,787
Miscellaneous income	35,000	-
Total revenues	362,898	370,787
OPERATING EXPENSES		
Management fee	240,000	240,000
Professional fee	9,104	8,165
Insurance	560	566
Licensing fees and expenses	1,888	2,000
General and administrative	11,289	13,775
Total operating expenses	262,841	264,506
NET INCOME	$ 100,057	$ 106,281

The accompanying notes are an integral part of the financial statements.

FIMCO SECURITIES GROUP, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2007 and 2006

	Common Stock *		Additional Paid-in	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
BALANCE, DECEMBER 31, 2005	100	$ 1	$ 199,999	$ 444,096	$ 644,096
Distributions	-	-	-	(100,000)	(100,000)
Net income	-	-	-	106,281	106,281
BALANCE, DECEMBER 31, 2006	100	1	199,999	450,377	650,377
Distributions	-	-	-	(100,000)	(100,000)
Net income	-	-	-	100,057	100,057
BALANCE, DECEMBER 31, 2007	100	$ 1	$ 199,999	$ 450,434	$ 650,434

* $.01 par value, 9,000 shares authorized, 100 shares issued and outstanding.

The accompanying notes are an integral part of the financial statements.

FIMCO SECURITIES GROUP, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 100,057	$ 106,281
Effects of changes in operating assets and liabilities		
Prepaid expenses and other assets	2,394	(55,131)
Net cash provided by operating activities	102,451	51,150
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions	(100,000)	(100,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,451	(48,850)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	50,583	99,433
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 53,034	$ 50,583

The accompanying notes are an integral part of the financial statements.

FIMCO SECURITIES GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FIMCO Securities Group, Inc. (the Company) was incorporated on March 25, 1992 in the state of Wisconsin. The Company is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company markets securities, annuities, unit investment trusts and mutual funds through savings and loans, banks and other financial institutions. Transactions involving registered, traded equity securities are processed through a correspondent securities broker and dealer on a fully-disclosed basis. The Company's fiscal year ends December 31. Significant accounting policies followed by the Company are presented below.

Use of Estimates in Preparing Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Licensing Fees

Licensing fees are expensed as incurred.

Revenue Recognition

Customers' securities transactions are recorded on a trade date basis. Commission income is recorded as earned.

Income Taxes

The Company has elected to have its earnings taxed directly to its stockholder for federal and state income tax purposes under subchapter S of the Internal Revenue Code. Accordingly, no provision for income taxes is made in the accompanying financial statements.

NOTE 2 - RECEIVABLE FROM RELATED PARTIES

Receivable from related parties is advances and expense reimbursement payments made for companies related through common ownership and is due on demand.

NOTE 3 - ADVANCE TO STOCKHOLDER

Advance to stockholder is due on demand and has no stated interest rate.

NOTE 4 - RELATED-PARTY TRANSACTIONS

The Company shares common occupancy and administrative costs with companies related through common ownership and the Company incurred related management fees, which include rent expense, of $240,000 for each of the years ended December 31, 2007 and 2006. The Company has a management fee payable of $8,000 as of December 31, 2007 and 2006. The fees, which may be waived, discharged, or increased at the discretion of the related company, need not be representative of the actual expenses incurred because both companies are owned 100% by the same stockholder.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2007 and 2006, respectively, the Company had net capital of $45,034 and $42,583, net capital in excess of the requirement of $40,034 and $37,583, and a net capital ratio of .18 to 1 and .19 to 1.

SUPPLEMENTAL INFORMATION

FIMCO SECURITIES GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

TOTAL STOCKHOLDER'S EQUITY	$	650,434
Nonallowable assets		
Receivable from related parties		46,523
Advance to stockholder		501,500
Prepaid expenses and other assets		57,377
Total nonallowable assets		605,400
NET CAPITAL	$	45,034

Reconciliation with Company's Computation
(included in Part IIA of Form X-17A-5 as of December 31, 2007)

There was no material difference between the net capital noted above and as reported in the Company's Focus Report Part IIA.

FIMCO SECURITIES GROUP, INC.
COMPUTATION OF BASIC NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

Aggregate Indebtedness	
Included in statement of financial condition	
Accounts payable, accrued expenses and other liabilities	$ 8,000
Computation of Basic Net Capital Requirement	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 533
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 40,034
Excess net capital at 1,000 percent	$ 44,234
Ratio of aggregate indebtedness to net capital	.18 to 1

FIMCO SECURITIES GROUP, INC.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
Year Ended December 31, 2007

Broker-dealer is exempt from Rule 15c3-3. There were no security transactions during 2007.

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Board of Directors
FIMCO Securities Group, Inc.
Mequon, Wisconsin

In planning and performing our audit of the financial statements and supplemental information of FIMCO Securities Group, Inc. (the Company) as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 18, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clifton Gunderson LLP

Milwaukee, Wisconsin
February 18, 2008

END